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                                                                    EXHIBIT 16.1






Securities and Exchange Commission
Washington, D.C. 20549


July 17, 2000


Ladies and Gentlemen:

We were previously principal accountants for American Medical Systems, a Business of Pfizer Inc. (the "Company") and, under the date of June 29, 1998, we reported on the combined financial statements of American Medical Systems, a Business of Pfizer Inc. as of and for the year ended December 31, 1997. Subsequent to the acquisition of the Company from Pfizer, our appointment as principal accountants was terminated. We have read American Medical Systems Holdings, Inc. statements included in its amended registration statement pursuant to Item 304, and we agree with such statements, except that we are not in a position to have knowledge with respect to statements made about Ernst & Young LLP.

Very truly yours,

/s/ KPMG LLP
KPMG LLP